Exhibit 97

SKYLINE CHAMPION

CORPORATION COMPENSATION RECOUPMENT POLICY

March 15, 2023 (the “Effective Date”)

This Skyline Champion Corporation Compensation Recoupment Policy (the "Policy") applies to all Executives (as defined below) of Skyline Champion Corporation, an Indiana corporation (the “Corporation”), relative to Performance-Based Compensation (as defined below) granted on or after the Effective Date.

In the event of an accounting restatement due to material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any restatement (1) required to correct an error in previously issued financial statements that is material to the previously issued financial statements or (2) that would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period (any restatement described in clause (1) or clause (2) being a “Restatement”), the result of which is that any Performance-Based Compensation paid to one or more Executives during the three years preceding the date on which the Corporation has determined a Restatement would be necessary would have been lower had it been calculated based on such restated financial statements, the Compensation Committee of the Corporation’s Board of Directors (the “Committee”) shall review such Performance-Based Compensation and the circumstances involved as it deems appropriate. Any determination made by the Committee pursuant to this Policy and at the direction of the Corporation’s Board of Directors (the “Board”) shall be binding on all Executives.

If the Committee determines that the amount of any such Performance-Based Compensation actually paid or awarded to an Executive (the “Awarded Compensation”) would have been a lower amount than the Performance-Based Compensation payable to the Executive if calculated based on such restated financial statements (the “Adjusted Compensation”), the Committee will, except as provided below, use reasonable efforts to recover for the benefit of the Corporation the excess of the Awarded Compensation over the Adjusted Compensation, computed without regard to any taxes paid (the “Excess Compensation”). For PerformanceBased Compensation based on stock price or total shareholder return, where the amount of Excess Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Performance-Based

Compensation was Received (as defined below). The Corporation must maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange or any other national securities exchange on which the Corporation’s securities are listed from time to time (the “Exchange”). The Corporation shall not indemnify any Executive against the loss of Excess Compensation pursuant to this Policy.

The Committee may make a determination not to seek recovery of Excess Compensation if the Committee determines that to do so would be impracticable and one of the following conditions has been satisfied: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Excess Compensation based on expense of enforcement, the Committee, on behalf of the Corporation, must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt to recover, and provide that documentation to the Exchange; (ii) recovery would violate law; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

For the purposes of this Policy:

(i)
The term “Executive” shall refer to any current or former “officer” of the Corporation for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as determined from time to time by the Board.
(ii)
The term “Performance-Based Compensation” means any compensation that is (a) granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure and (b) Received by a person (1) after beginning service as an Executive of the Corporation, (2) who served as an Executive of the Corporation at any time during the performance period for such Performance-Based Compensation, (3) while the Corporation has a class of securities listed on the Exchange and (4) during the three completed fiscal years immediately preceding the date that the Corporation is required to prepare a Restatement.

For purposes of this clause (ii), the date on which the Corporation is required to prepare a Restatement is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement or (b) the date a court, regulator or other legally authorized body directs the Corporation to prepare a Restatement.

(iii)
The term “Received” shall mean, with respect to an award of Performance-Based Compensation, received by an Executive in the Corporation’s fiscal period during which the financial reporting measure specified in the Performance-Based Compensation award is attained, even if the payment or grant of the PerformanceBased Compensation occurs after the end of that period.

This Policy shall be interpreted in a manner consistent with the rules and regulations of the Securities and Exchange Commission and the Exchange and any other law or regulation applicable at any given time (collectively, the “Applicable Rules”) and shall otherwise be interpreted in the business judgment of the Board. To the extent that Applicable Rules require recovery of Excess Compensation in circumstances in addition to those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Corporation to recover Excess Compensation to the fullest extent required by such Applicable Rules. This Policy shall be deemed to be automatically amended, as of the date any Applicable Rule becomes effective with respect to the Corporation, to the extent required for this Policy to comply with such Applicable Rule.